[Dechert LLP Letterhead]

April 12, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Fidelity Rutland Square Trust II
Securities Act File No. 333-139427
Investment Company Act File No. 811-21991

Ladies and Gentlemen:

On behalf of Fidelity Rutland Square Trust II (“Registrant”), an open-end, management investment company, enclosed herewith for filing is Pre-Effective Amendment No. 3 to the Registrant’s initial Registration Statement on Form N-1A (“Amendment”).  The Registrant’s Registration Statement on Form N-1A was filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2006, Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A was filed with the Commission on March 9, 2007 and Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A was filed with the Commission on April 9, 2007.

The principal purpose of this Amendment is to file a seed balance financial statement, a legal opinion, and a consent of the Registrant’s registered independent public accountant. By separate letter, the Registrant and its principal underwriter are requesting acceleration of the effective date of the Registrant’s Registration Statement to April 12, 2007.

Please contact me at 202.261.3451 or Anthony Zacharski at 860.524.3937 with any questions or comments regarding the attached.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

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